SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 14, 2016

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports fourth quarter and annual 2015 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2015 RESULTS1

PARTNER RECORDED AN IMPAIRMENT CHARGE RELATED TO THE FIXED LINE SEGMENT
WITH NEGATIVE IMPACT OF NIS 98 MILLION ON OPERATING PROFIT AND NIS 72 MILLION
ON PROFIT IN 2015

AS OF APRIL 2016, HOT MOBILE SHALL CEASE PAYING PARTNER PAYMENTS UNDER
THE ROU AGREEMENT AND THE MECHANISM FOR SHARING OPEX AND CAPEX
EXPENSES UNDER NETWORK SHARING AGREEMENT WILL BECOME FULLY EFFECTIVE

IN 2015 THE POST-PAID CELLULAR SUBSCRIBER BASE INCREASED BY 24,000 AND THE
PRE-PAID SUBSCRIBER BASE DECLINED BY 143,000

IN FEBRUARY 2016, THE COMPANY REBRANDED MOST OF ITS PRODUCTS AND
SERVICES UNDER THE "PARTNER" BRAND

2015 Annual Highlights (compared with 2014)

•	Total Revenues: NIS 4,111 million (US$ 1,054 million), a decrease of 7%

•	Service Revenues: NIS 2,992 million (US$ 767 million), a decrease of 12%

•	Equipment Revenues: NIS 1,119 million (US$ 287 million), an increase of 13%

•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 3,343 million (US$ 857 million), unchanged

•	Operating Expenses (OPEX)2: NIS 2,463 million (US $631 million), a decrease of 5%

•	Adjusted EBITDA3: NIS 876 million (US$ 225 million), a decrease of 20%

•	Adjusted EBITDA Margin: 21% of total revenues compared with 25%

•	Reported loss for the Year: NIS 40 million (US$ 10 million), a decrease of NIS 202 million

•	Profit for the Year before the impact of impairment charge: NIS 32 million (US$ 8 million), a decrease of 80%

•	Net Debt4: NIS 2,175 million (US$ 557 million), a decrease of NIS 437 million

•	Free Cash Flow (before interest)5: NIS 566 million (US$ 145 million), an increase of 9%

•	Cellular ARPU: NIS 69 (US$ 18), a decrease of 8%

•	Cellular Subscriber Base: approximately 2.72 million at year-end, a decrease of 4%

1	The quarterly financial results are unaudited. See also the Company’s 2015 audited annual report which will be attached to the Company's 2015 Annual Report (20-F) to be filed with the SEC.
2	Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
3	For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4	Total long term debt including current maturities less cash and cash equivalents.
5	Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Fourth quarter 2015 highlights (compared with fourth quarter 2014)

•	Total Revenues: NIS 1,007 million (US$ 258 million), a decrease of 9%

•	Service Revenues: NIS 716 million (US$ 183 million), a decrease of 11%

•	Equipment Revenues: NIS 291 million (US$ 75 million), a decrease of 3%

•	Operating Expenses (OPEX)6 including cost of equipment sold: NIS 838 million (US$ 215 million), a decrease of 4%

•	Operating Expenses (OPEX)6: NIS 608 million (US $156 million), a decrease of 3%

•	Adjusted EBITDA7: NIS 217 million (US$ 56 million), a decrease of 13%

•	Adjusted EBITDA Margin: 22% of total revenues, unchanged

•	Reported loss for the period: NIS 65 million (US$ 17 million), a decrease of NIS 89 million

•	Profit for the period before the impact of impairment charge: NIS 7 million (US$ 2 million), a decrease of 71%

•	Net Debt8: NIS 2,175 million (US$ 557 million), a decrease of NIS 437 million

•	Free Cash Flow (before interest)9: NIS 230 million (US$ 59 million), an increase of 224%

•	Cellular ARPU: NIS 67 (US$ 17), a decrease of 6%

•	Cellular Subscriber Base: approximately 2.72 million at quarter-end, a decrease of 4%

Rosh Ha’ayin, Israel, March 14, 2016 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter and year ended December 31, 2015.

Commenting on the fourth quarter and annual 2015 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"2015 was another year of intense competition in the telecommunications market, particularly in the cellular market and as a result we continued to experience price erosion which led to the decline in the cellular segment results. Despite the difficult market environment, our Post-Paid subscriber base increased in the fourth quarter and in 2015. However, our Pre-Paid subscriber base continued to decline as a result of the intense competition in the market. We hope that the regulatory uncertainty in the cellular market will end in the near future and thus enable a rational and proportionate competition with equal enforcement of the license obligations on all the operators in the market.

In the fixed-line segment, we experienced a significant change in 2015 with the launch of the wholesale internet market reform by the Ministry of Communications in the first half of the year. Although our current operations in the wholesale market reflect our strategic outlook, the incomplete regulation and the implementation of the wholesale market is problematic for both us and our customers and we are not yet able to derive profits from the implementation of the wholesale market. In many instances, subscribers that request bundled infrastructure and internet services experienced difficulties in switching their telecommunications providers and subsequently canceled their request. As a result, we believe that the Ministry of Communications has the obligation to exercise its authority in order to enable the wholesale market reform to be achieved as intended.

6	Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
7	For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
8	Total long term debt including current maturities less cash and cash equivalents.
9	Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

The year 2016 began with the rebranding process of most of the Company's products and services under the "Partner" brand. As part of the branding preparation process, the Company's vision and purpose were redefined and integrated with our strategic plan for the coming years in the ever-changing telecommunications market. Our purpose, as a full communications group, is to make the connected digital life of private and business consumers simpler and accessible in every way. The unveiling of the "Partner" brand last month marked the beginning of the new path we are embarking on with our significant existing assets, such as our advanced network with the widest deployment in Israel, as evidenced in the OpenSignal Coverage report, and the best customer service among telecommunication operators in Israel, as noted in the latest Marketest survey.

The transformation from a cellular company to a full communications group advanced another step in 2015 with the organizational change we made in our business division by addressing all of the communication needs of our business customers through integrated solutions in cellular, fixed-line and internet services, alongside technological solutions and advanced services. We intend to continue to expand this operation in 2016.

In addition, I am pleased to announce we have signed a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. This agreement is a result of the understanding that the new path we have embarked upon is a shared path for all the managers and employees of the Company, and that its success depends on our combined efforts, working together as one entity."

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the fourth quarter results of 2015 as compared to the third quarter results of 2015:

“Service revenues in the fourth quarter were negatively affected both by a significant decrease in seasonal roaming revenues, and the continued price erosion due to the fierce competition in the cellular market.

The churn rate for cellular subscribers stood at 11.1% in the fourth quarter of 2015 compared to 10.8% in the previous quarter and 11.5% for the fourth quarter of 2014. We continue to see an increase in Pre-Paid churn as this operation continues to be affected by the low Post-Paid prices as well as the entrance of new operators offering Pre-Paid services. On the other hand, Post-Paid churn was relatively stable over the past few quarters and declined compared to the fourth quarter of 2014, although the churn rate remains high.

Cellular ARPU in the fourth quarter of 2015 totaled NIS 67, a decline from NIS 71 in the third quarter of 2015, reflecting mainly the decrease in seasonal roaming revenues, in addition to the continued price erosion in cellular services and data packages.

Revenues and gross profit from equipment sales in the fourth quarter of 2015 increased by NIS 45 million and NIS 9 million, respectively, compared to the previous quarter. The increases mainly resulted from a change in product mix towards sales with higher profit margins.

Operating expenses declined by NIS 42 million, primarily reflecting the NIS 35 million one-time expenses of the employee retirement plan in the third quarter.

Adjusted EBITDA in the fourth quarter of 2015 increased by NIS 21 million, or 11%, compared with the previous quarter. The increase mainly reflected the one-time expense of the employee retirement plan in the third quarter. This was partially offset by the negative impact of the seasonal roaming revenues and an increase in expenses related to bad debts and doubtful accounts in the fourth quarter.

Adjusted EBITDA for the first quarter of 2016 is expected to be lower than the Adjusted EBITDA for the fourth quarter of 2015 mainly due to the branding process we are currently undergoing which will cause an increase in operating expenses.

Finance costs, net, totaled NIS 39 million this quarter, a decrease of NIS 1 million compared to the previous quarter.

In the fourth quarter of 2015, the Company decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Company to determine that an indicator of impairment existed for the fixed-line segment. The Company reviewed the recoverability amounts of the VOB/ISP assets, and as a result, an impairment charge was recognized for the fixed-line segment which reduced operating profit in the fourth quarter of 2015 by NIS 98 million.

Overall, the Company recorded a loss for the fourth quarter of 2015 of NIS 65 million compared with a loss of NIS 9 million in the third quarter, the increase in loss largely reflecting the impairment charge in the fixed line segment, which increased the amount of loss by NIS 72 million. Profit for the period before the impact of the impairment charge was NIS 7 million compared with a loss of NIS 9 million in the previous quarter, with the difference being largely explained by the increase in Adjusted EBITDA.

Cash capital expenditures in fixed and intangible assets (CAPEX payments) in the fourth quarter of 2015 totaled NIS 55 million compared to NIS 62 million in the previous quarter, a decrease of 11%. On an accrual basis, additions to fixed and intangible assets in 2015 totaled NIS 271 million (including NIS 34 million for the 4G frequencies), compared with NIS 434 million in 2014.

Free cash flow (before interest payments) in the reported quarter totaled NIS 230 million, compared with NIS 291 million in the previous quarter. The decline in free cash flow primarily reflected the increase in working capital, partially offset by the increase in payment received with respect to the settlement agreement with Orange in the fourth quarter (NIS 206 million) compared with the third quarter (NIS 172 million).

As of December 31, 2015, net debt amounted to approximately NIS 2.2 billion (total long term debt and current maturities less cash and cash equivalents of NIS 0.9 billion). In 2015, net debt declined by NIS 437 million, largely a result of the positive free cash flow (after interest payments).

In each of November and December 2015, the Company executed early repayments in principal amounts of NIS 176 million as part of a bank loan that were due to be repaid in December 2017 and December 2018, respectively. In connection with these early repayments, the Company recorded a one-time expense of NIS 13 million.

In February 2016, Hot Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the one-time lump sum, and therefore an amount of NIS 250 million is expected to be received during 2016. In view of the exercise of the option, starting in April 2016, capital expenditures and operating costs shall be shared according to the mechanism set out in the Network Sharing Agreement. As of this date, Hot Mobile shall no longer make payments related to the RoU Agreement (in 2015 revenues recorded related to the RoU Agreement totaled approximately NIS 120 million).”

Key Financial Results10

NIS MILLION (except EPS)	201111	2012	2013	2014	201512
Revenues	6,998	5,572	4,519	4,400	4,111
Cost of revenues	4,978	4,031	3,510	3,419	3,472
Gross profit	2,020	1,541	1,009	981	639
S,G&A	1,002	787	679	631	640
Impairment of goodwill	87
Income with respect to settlement agreement with "Orange"					61
Other income	105	111	79	50	47
Operating profit	1,036	865	409	400	107
Finance costs, net	294	234	211	159	143
Income tax expenses	299	153	63	79	4
Profit (loss) for the year	443	478	135	162	(40)
Earnings (loss) per share (basic, NIS)	2.85	3.07	0.87	1.04	(0.26)

NIS MILLION (except EPS)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’1512
Revenues	1,108	1,054	1,044	1,006	1,007
Cost of revenues	896	869	848	827	928
Gross profit	212	185	196	179	79
S,G&A	149	142	142	181	175
Income with respect to settlement agreement with "Orange"				23	38
Other income	10	13	13	11	10
Operating profit (loss)	73	56	67	32	(48)
Finance costs, net	36	18	46	40	39
Income tax expenses (income)	13	13	12	1	(22)
Profit (loss) for the period	24	25	9	(9)	(65)
Earnings (loss) per share (basic, NIS)	0.15	0.16	0.06	(0.06)	(0.42)

NIS Million (except EPS)	Q4'15	Q4'14	% Change
Revenues	1,007	1,108	(9)%
Cost of revenues	928	896	+4%
Gross profit	79	212	(63)%
Operating (loss) profit	(48)	73	N/A
Profit (loss) for the period	(65)	24	N/A
Earnings (loss) per share (basic, NIS)	(0.42)	0.15	N/A
Free cash flow (before interest)	230	71	+224%

10	See also definitions in footnotes 2-5.
11
I n Q4 2011, the Company recorded an impairment charge on its fixed line assets which reduced operating profit by NIS 322 million and profit by NIS 311 million in 2011. See press release of March 22, 2012 for details.

12	In Q4 2015, the Company recorded an impairment charge on its fixed line assets which reduced operating profit by NIS 98 million and profit by NIS 72 million in 2015.

Key Operating Indicators

	2011	2012	2013	2014	2015
Adjusted EBITDA (NIS million)	2,178	1,602	1,114	1,096	876
Adjusted EBITDA (as a % of total revenues)	31%	29%	25%	25%	21%
Free Cash Flow13 (NIS millions)	1,082	1,234	1,041	520	566
Cellular Subscribers (end of period, thousands)	3,176	2,976	2,956	2,837	2,718
Estimated Cellular Market Share (%)	32%	29%	29%	28%	27%
Annual Cellular Churn Rate (%)	29%	38%	39%	47%	46%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	111	97	83	75	69

	Q4'15	Q4'14	Change
Adjusted EBITDA (NIS million)	217	249	(13)%
Adjusted EBITDA (as a % of total revenues)	22%	22%	0
Cellular Subscribers (end of period, thousands)	2,718	2,837	(119)
Quarterly Cellular Churn Rate (%)	11.1%	11.5%	(0.4)
Monthly Average Revenue per Cellular User (ARPU) (NIS)	67	71	(6)%

Partner Consolidated Results (excluding impact of impairment charges*)

	Cellular Segment			Fixed-Line Segment				Elimination		Consolidated
NIS Million	2015	2014	Change %	2015		2014	Change %	2015	2014	2015	2014	Change %
Total Revenues	3,348	3,556	(6)%	974		1,058	(8)%	(211)	(214)	4,111	4,400	(7)%
Service Revenues	2,297	2,618	(12)%	906		1,004	(10)%	(211)	(214)	2,992	3,408	(12)%
Equipment Revenues	1,051	938	+12%	68		54	+26%	-	-	1,119	992	+13%
Operating Profit	72	221	(67)%	133	*	179	(26)%	-	-	205	400	(49)%
Adjusted EBITDA	597	762	(22)%	279		334	(16)%	-	-	876	1,096	(20)%

* Excludes impact of impairment charges of NIS 98 million on fixed line segment operating profit in 2015.

13
Cash flows from operating activities before interest payments, net of cash flows used for investment activities, except for year 2011 for which free cash flow does not take into account outward cash flows used for the acquisition of 012 Smile.

	Cellular Segment			Fixed-Line Segment				Elimination		Consolidated
NIS Million	Q4'15	Q4'14	Change %	Q4'15		Q4'14	Change %	Q4'15	Q4'14	Q4'15	Q4'14	Change %
Total Revenues	819	895	(8)%	245		268	(9)%	(57)	(55)	1,007	1,108	(9)%
Service Revenues	550	613	(10)%	223		250	(11)%	(57)	(55)	716	808	(11)%
Equipment Revenues	269	282	(5)%	22		18	+22%	-	-	291	300	(3)%
Operating Profit	22	23	(4)%	28	*	50	(44)%	-	-	50	73	(32)%
Adjusted EBITDA	152	161	(6)%	65		88	(26)%	-	-	217	249	(13)%

* Excludes impact of impairment charges of NIS 98 million on fixed line segment operating profit in Q4 2015.

Impairment of Fixed Line Assets

In the fourth quarter of 2015, the Company decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment.

The recoverable amounts, as of December 31, 2015, were assessed and as a result of the testing, impairment charges in a total amount of NIS 98 million were recognized in operating profit in the fixed-line segment, as follows:

a)	Right of use by NIS 76 million, recorded in cost of revenues;

b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses;

c)	Computers and information systems by NIS 7 million, recorded in cost of revenues;

d)	Communication network by NIS 5 million, recorded in cost of revenues; and

e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

The total impact on profits after income tax in 2015 was a reduction of NIS 72 million.

Financial Review (Consolidated)

Total revenues in 2015 were NIS 4,111 million (US$ 1,054 million), a decrease of 7% from NIS 4,400 million in 2014.

Annual service revenues in 2015 totaled NIS 2,992 million (US$ 767 million), a decrease of 12% from NIS 3,408 million in 2014.

Service revenues for the cellular segment in 2015 totaled NIS 2,297 million (US$ 589 million), a decrease of 12% from NIS 2,618 million in 2014. The decrease was mainly a result of the continued downward pressures on the prices of Post-Paid and Pre-Paid cellular services as a result of the unrelenting competition in the cellular market. As an illustration of the level and increase in competition in the cellular market, approximately 2.5 million cellular subscribers switched operators within the Israeli market (with number porting) in 2015, largely unchanged from the number of switchers in 2014, compared with approximately 1.8 million in 2013.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rate plans or airtime packages (generally with a lower monthly fee) within the Company. As in 2014, in 2015 subscribers switched rate plans or packages over one million times (including subscribers who switched more than once) within the Company, signifying a significant increase in the number of switches compared with 2013.

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Right of Use agreement with Hot Mobile.

Pre-Paid cellular subscribers contributed service revenues in a total amount of approximately NIS 230 million (US$ 59 million) in 2015, a decrease of 23% from approximately NIS 300 million in 2014, as a result of the price erosion in Pre-Paid services and the decrease in the number of Pre-Paid subscribers, which was largely attributed to Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Service revenues for the fixed line segment in 2015 totaled NIS 906 million (US$ 232 million), a decrease of 10% from NIS 1,004 million in 2014. The decrease mainly reflected lower revenues from international calls and from local lines and ISP services.

For Q4 2015, total revenues were NIS 1,007 million (US$ 258 million), a decrease of 9% from NIS 1,108 million in Q4 2014. Service revenues in Q4 2015 totaled NIS 716 million (US$ 183 million), a decrease of 11% from NIS 808 million in Q4 2014. Service revenues for the cellular segment in Q4 2015 totaled NIS 550 million (US$ 141 million), a decrease of 10% from NIS 613 million in Q4 2014. The decrease resulted from the same reasons as described with respect to the annual decrease. Service revenues for the fixed-line segment in Q4 2015 totaled NIS 223 million (US$ 57 million), a decrease of 11% from NIS 250 million in Q4 2014. The decrease mainly reflected lower revenues from international calls.

Equipment revenues in 2015 totaled NIS 1,119 million (US$ 287 million), an increase of 13% from NIS 992 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix.

Gross profit from equipment sales in 2015 was NIS 239 million (US$ 61 million), compared with NIS 228 million in 2014, an increase of 5%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 to products with higher profit margins.

Equipment revenues in Q4 2015 totaled NIS 291 million (US$ 75 million), a decrease of 3% from NIS 300 million in Q4 2014, largely due to a decrease in the number of devices sold.  Gross profit from equipment sales in Q4 2015 was NIS 61 million (US$ 16 million), unchanged from Q4 2014, with the impact of the decrease in the number of devices sold being offset by an increase in gross profit per sale.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses, and impairment charges) totaled NIS 2,463 million (US$ 631 million) in 2015, a decrease of 5% or NIS 127 million from 2014.  The decrease was largely a result of a decrease in expenses related to payments to transmission, communication and content providers, and of efficiency measures, including the reduction in the Company workforce by approximately 15% on an average basis (average of workforce at beginning and end of year). The reduction of the workforce was partially explained by a retirement plan undertaken during the second half of 2015, a result of which the Company recorded one-time expenses of approximately NIS 35 million in the third quarter of 2015, which were mostly offset by a resulting reduction in salaries and related expenses during the fourth quarter of 2015. These factors were partially offset by an increase in expenses related to bad debts and doubtful accounts. Including depreciation and amortization expenses and impairment charges, OPEX in 2015 decreased by only 2% compared with 2014 mainly due to the impairment charges of NIS 98 million which were recorded in 2015.

For Q4 2015, OPEX totaled NIS 608 million (US$ 156 million), a decrease of 3% or NIS 22 million from Q4 2014. The decrease was largely a result of the efficiency measures undertaken as well as lower expenses related to payments to other communications providers, partially offset by an increase in expenses related to bad debts and doubtful accounts. Including depreciation and amortization expenses and impairment charges, OPEX in Q4 2015 increased by 8% compared with Q4 2014, mainly reflecting the impairment charges totaling NIS 98 million which were recorded in Q4 2015.

In 2015, the Company recorded income with respect to the settlement agreement of the "orange" brand agreement in an amount of NIS 61 million (US$ 16 million). The income resulted from advance payments received from Orange during 2015 in a total of €90 million.  As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  Other income, net, totaled NIS 47 million (US$ 12 million) in 2015, compared to NIS 50 million in 2014, a decrease of 6%, mainly reflecting a decrease in income from the unwinding of trade receivables.

Adjusted EBITDA in 2015 totaled NIS 876 million (US$ 225 million), a decrease of 20% from NIS 1,096 million in 2014. Adjusted EBITDA for the cellular segment was NIS 597 million (US$ 153 million) in 2015, a decrease of 22% from NIS 762 million in 2014, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction in total operating expenses and the increase in gross profit from equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2015 was 18% compared with 21% in 2014. Adjusted EBITDA for the fixed line segment was NIS 279 million (US$ 72 million) in 2015, a decrease of 16% from NIS 334 million in 2014, reflecting the impact of the decrease in service revenues, partially offset by the reduction in total operating expenses and the increase in gross profit from fixed line equipment sales. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in 2015 was 29% compared with 32% in 2014.

For Q4 2015, Adjusted EBITDA totaled NIS 217 million (US$ 56 million), a decrease of 13% from NIS 249 million in Q4 2014. Adjusted EBITDA for the cellular segment was NIS 152 million (US$ 39 million), in Q4 2015, a decrease of 6% from NIS 161 million in Q4 2014. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q4 2015 was 19% compared with 18% in Q4 2014. Adjusted EBITDA for the fixed line segment was NIS 65 million (US$ 17 million) in Q4 2015, a decrease of 26% from NIS 88 million in Q4 2014. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q4 2015 was 27% compared with 33% in Q4 2014.

Reported operating profit for 2015 was NIS 107 million (US$ 27 million), a decrease of 73% compared with operating profit of NIS 400 million in 2014. For Q4 2015, reported operating loss was NIS 48 million (US$ 12 million), a decrease of NIS 121 million compared with operating profit of NIS 73 million in Q4 2014.

Operating profit for 2015 before the impact of the impairment charge was NIS 205 million (US$ 53 million), a decrease of 49% compared with operating profit of NIS 400 million in 2014. For Q4 2015, operating profit before the impact of the impairment charge was NIS 50 million (US$ 13 million), a decrease of 32% compared with operating profit of NIS 73 million in Q4 2014.

Finance costs, net in 2015 were NIS 143 million (US$ 37 million), a decrease of 10% compared with NIS 159 million in 2014. The decrease mainly reflected a reduction in losses from foreign exchange movements, and lower CPI linkage expenses mainly due to the greater decrease of 0.9% in the CPI level in 2015 compared with a decrease of 0.1% in 2014. These impacts were partially offset by higher early loan repayment fees recorded in 2015 compared with 2014.

For Q4 2015, finance costs, net totaled NIS 39 million (US$ 10 million), an increase of 8% compared with NIS 36 million in Q4 2014. The increase mainly reflected the higher early loan repayment fees recorded in Q4 2015 compared with Q4 2014. The Company recorded early repayments fees for loans of NIS 13 million in Q4 2015. This impact was partially offset by a reduction in losses from foreign exchange movements and lower CPI linkage expenses.

Income taxes for 2015 were NIS 4 million (US$ 1 million), compared to NIS 79 million in 2014. In 2016, the Israeli corporate tax rate is expected to decrease from 26.5% in 2015 to 25%. However, the Company’s effective tax rate is expected to be slightly higher, mainly due to nondeductible expenses.

Overall, the company's reported loss in 2015 was NIS 40 million (US$ 10 million), a decrease of NIS 202 million compared with a profit of NIS 162 million in 2014. For Q4 2015, reported loss was NIS 65 million (US$ 17 million), a decrease of NIS 89 million compared with a profit of NIS 24 million in Q4 2014.

Profit before the impact of the impairment charge in 2015, was NIS 32 million (US$ 8 million), a decrease of 80% compared with profit of NIS 162 million in 2014. For Q4 2015, profit before the impact of the impairment charge was NIS 7 million (US$ 2 million), a decrease of 71% compared with profit of NIS 24 million in Q4 2014.

Based on the weighted average number of shares outstanding during 2015, basic loss per share or ADS, was NIS 0.26 (US$ 0.06), a decrease of NIS 1.3 compared to basic earnings per share of NIS 1.04 in 2014.

For Q4 2015, based on the weighted average number of shares outstanding during Q4 2015, basic loss per share or ADS, was NIS 0.42 (US$ 0.11), a decrease of NIS 0.57 compared to basic earnings per share of NIS 0.15 in Q4 2014.

Cellular Segment Operational Review

At the end of 2015, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.72 million including approximately 2.16 million Post-Paid subscribers or 79% of the base, and approximately 562,000 Pre-Paid subscribers, or 21% of the subscriber base.

Over 2015, the cellular subscriber base declined by approximately 119,000. The Pre-Paid subscriber base decreased by approximately 143,000, while the Post-Paid subscriber base increased by approximately 24,000. The decrease in the Pre-Paid subscriber base was largely attributed to the Pre-Paid subscribers moving to Post-Paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for Pre-Paid subscribers.

The annual churn rate for cellular subscribers in 2015 was 46%, a slight decrease compared with 47% in 2014 and 39% in 2013, mainly reflecting the continued intense competition in the cellular subscriber market.

Total cellular market share (based on the number of subscribers) at the end of 2015 was estimated to be approximately 27%, unchanged from the end of the previous quarter, and a decrease of one percent compared to 28% at 2014 year-end, reflecting the decrease in the Pre-Paid subscriber base.

During Q4 2015, the cellular subscriber base declined by approximately 21,000 subscribers, with the Post-Paid subscriber base increased by approximately 20,000 subscribers and the Pre-Paid subscriber base declining by approximately 41,000 subscribers.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in 2015 was NIS 69 (US$ 18), a decrease of 8% from NIS 75 in 2014. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent fierce competition in the cellular market, partially offset by an increase in revenues from wholesale services (MVNO and national roaming) provided to other operators hosted on the Company’s network and in particular as a result of the Right of Use Agreement with Hot Mobile. For Q4 2015, ARPU for cellular subscribers was NIS 67 (US$ 17), a decrease of 6% from NIS 71 in both Q4 2014 and in Q3 2015, largely for the same reasons as the annual decrease in ARPU.

Funding and Investing Review

In 2015, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ('Free Cash Flow'), totaled NIS 566 million (US$ 145 million), an increase of 9% from NIS 520 million in 2014.

Cash generated from operations decreased by 3% to NIS 922 million (US$ 236 million) in 2015 from NIS 951 million in 2014. This decrease was mainly explained by the decrease in Adjusted EBITDA, partially offset by the impact of changes in operating working capital. Working capital decreased in 2015 by NIS 120 million, compared with an increase of NIS 46 million in 2014. The decline in working capital reflected the increase in deferred revenues due to payments of €90 million received from Orange during 2015, due to the settlement agreement of the Orange brand license agreement. This decline was partially offset by the continued expansion of trade receivables, which resulted from the sharp upturn during the last two years in equipment sales using long-term payment plans. By deferring the cash in-flow from sales, the long-term payment plans had a negative effect on cash flow, which more than offset the payments still being received from customers who purchased equipment in long term plans during previous periods.

Cash capital expenditures in fixed and intangible assets (CAPEX) but excluding capitalized subscriber acquisition and retention costs, net, was NIS 354 million (US$ 91 million) in 2015, a decrease of 17% from NIS 428 million in 2014. On an accrual basis, additions to fixed and intangible assets totaled NIS 271 million (US$ 69 million) including a one-time payment to the Ministry of Communications for the 4G frequencies in the amount of NIS 34 million, compared with NIS 434 million in 2014, a decrease of 38%.

The level of net debt at the end of 2015 amounted to NIS 2,175 million (US$ 557 million), compared with NIS 2,612 million at the end of 2014, a decrease of NIS 437 million.

For Q4 2015, Free Cash Flow, totaled NIS 230 million (US$ 59 million), an increase of 224% from NIS 71 million in Q4 2014, reflecting the increase in deferred revenues due to payments of €50 million received from Orange during Q4 2015 due to the settlement agreement. Cash generated from operations increased by 77% to NIS 285 million (US$ 73 million) in Q4 2015 from NIS 161 million in Q4 2014. The decrease in operating working capital in Q4 2015 was NIS 86 million, compared with an increase of NIS 91 million in Q4 2014, again largely reflecting the payment from Orange. CAPEX was NIS 55 million (US$ 14 million) in Q4 2015, a decrease of 38% from NIS 89 million in Q4 2014.

Business Developments

Hot Mobile Network Sharing Agreement:

In February 2016, Hot Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the one-time lump sum and therefore an amount of NIS 250 million is expected to be received during 2016.

In view of the exercise of the option, starting in April 2016 capital expenditures and operating costs shall be shared according to the mechanism set out in the Network Sharing Agreement. As of this date, Hot Mobile shall no longer make payments related to the Right of Use (“RoU”) Agreement (in 2015 revenues recorded related to the RoU Agreement totaled approximately NIS 120 million).

As a result:

1.	Hot Mobile will pay Partner the lump sum of NIS 250 million, which will be paid in installments of NIS 35 million, NIS 35 million and NIS 180 million in Q2, Q3 and Q4 of 2016, respectively;

2.
This lump sum  will be recognized as deferred revenue which is to be amortized to the income statement to the shorter of the period of the arrangement or the expected life of the related assets (this period is currently estimated to be eight years);

3.	The Capex-Opex mechanism for cost sharing will become effective:

3.1.	Capex: Each party will bear half of the capital expenditures relating to the shared network

3.2.
Opex: The operating costs of the shared network will be shared thus: (1) one half of the operating costs will be shared equally by the parties, and (2) one half will be divided between the parties according to the relative volume of traffic consumption of each party in the shared network.

Collective employment agreement:

The Company signed a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid until December 31, 2016. The estimated cost of the 2016 economic chapter is approximately NIS 30 million.

Conference Call Details

Partner will hold a conference call on Monday, March 14, 2016 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0609
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from March 14, 2016 until March 21, 2016, at the following numbers:
International: +972.3.925.5930
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's hope that the regulatory uncertainty in the cellular market will come to an end and thus enable a rational proportionate competition with equal enforcement of license obligations on all the operators in the market; and insofar as the Company's expectation will not be realized, this may have an adverse effect on the Company's business and results of operations; the expected impact on Adjusted EBITDA of the operating expenses arising from the Company’s rebranding process; the termination of "012 Smile" trade name planned for 2017; the expected decrease in 2016 of the Israeli corporate tax rate and its impact on the Company's effective tax rate; the expected financial consequences of the exercise of HOT Mobile's option to advance the one-time payment date under the Network Sharing Agreement with HOT Mobile. We also make statements regarding our future business plans with respect to various customer segments.

In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from the signing of the collective employment agreement and its financial impact on the Company. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2015: US $1.00 equals NIS 3.902. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2014	2015	2015
	In millions
CURRENT ASSETS
Cash and cash equivalents	663	926	237
Trade receivables	948	1,057	271
Other receivables and prepaid expenses	34	47	12
Deferred expenses – right of use	34	33	9
Inventories	138	120	31
Income tax receivable	*	2	1
	1,817	2,185	561

NON CURRENT ASSETS
Trade receivables	418	492	126
Deferred expenses – right of use	97	20	4
Property and equipment	1,661	1,414	363
Licenses and other intangible assets	1,079	956	245
Goodwill	407	407	104
Deferred income tax asset	14	49	12
Prepaid expenses and other	3	3	1
	3,679	3,341	855

TOTAL ASSETS	5,496	5,526	1,416

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2014	2015	2015
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	309	554	142
Trade payables	804	715	183
Payables in respect of employees	95	77	20
Other payables (mainly institutions)	43	45	12
Income tax payable	38	52	13
Deferred income with respect to settlement agreement with Orange		217	56
Other deferred revenues	35	28	7
Provisions	58	77	19
Derivative financial instruments	3	*	*
	1,385	1,765	452

NON CURRENT LIABILITIES
Notes payable	1,733	1,190	305
Borrowings from banks and others	1,233	1,357	348
Liability for employee rights upon retirement, net	51	34	9
Dismantling and restoring sites obligation	35	36	8
Deferred income with respect to settlement agreement with Orange		108	28
Other non-current liabilities	16	16	4
Deferred income tax liability	4
	3,072	2,741	702

TOTAL LIABILITIES	4,457	4,506	1,154

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2014 and 2015 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2014 – **156,072,945 shares
December 31, 2015 – **156,087,456 shares
Capital surplus	1,102	1,102	282
Accumulated retained earnings	286	267	69
Treasury shares, at cost – December 31, 2014 – ***4,467,990 shares December 31, 2015 – ***4,461,975 shares	(351)	(351)	(90)
TOTAL EQUITY	1,039	1,020	262
TOTAL LIABILITIES AND EQUITY	5,496	5,526	1,416

*	Representing an amount of less than 1 million.

**	Net of treasury shares.

***	Including shares held by trustee on under the Company's Equity Incentive Plan.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2013	2014	2015	2015
	In millions (except earnings per share)
Revenues, net	4,519	4,400	4,111	1,054
Cost of revenues	3,510	3,419	3,472	890
Gross profit	1,009	981	639	164

Selling and marketing expenses	462	438	417	107
General and administrative expenses	217	193	223	57
Income with respect to settlement agreement with Orange			61	16
Other income, net	79	50	47	12
Operating profit	409	400	107	28
Finance income	29	3	13	3
Finance expenses	240	162	156	40
Finance costs, net	211	159	143	37
Profit (loss) before income tax	198	241	(36)	(9)
Income tax expenses	63	79	4	1
Profit (loss) for the year	135	162	(40)	(10)

Earnings (loss) per share
Basic	0.87	1.04	(0.26)	(0.06)
Diluted	0.86	1.04	(0.26)	(0.06)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2013	2014	2015	2015
	In millions
Profit (loss) for the year	135	162	(40)	(10)
Other comprehensive income (loss), items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	(9)	(9)	5	1
Income taxes relating to remeasurements of post-employment benefit obligations	2	2	(1)	*
Other comprehensive income (loss) for the year, net of income taxes	(7)	(7)	4	1

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	128	155	(36)	(9)

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,275	717		2,992
Inter-segment revenue - Services	22	189	(211)
Segment revenue - Equipment	1,051	68		1,119
Total revenues	3,348	974	(211)	4,111

Segment cost of revenues - Services	1,856	736		2,592
Inter-segment cost of revenues- Services	187	24	(211)
Segment cost of revenues - Equipment	832	48		880
Cost of revenues	2,875	808	(211)	3,472
Gross profit	473	166		639

Operating expenses	506	134		640
Income with respect to settlement agreement with Orange	61			61
Other income, net	44	3		47
Operating profit	72	35		107
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization (including impairment charges)	510	243		753
– Other (1)	15	1		16
Adjusted EBITDA (2)	597	279		876

Reconciliation of Adjusted EBITDA to loss before income tax
– Depreciation and amortization (including impairment charges)				753
– Finance costs, net				143
– Other (1)				16
Loss before income tax				(36)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	534	155		689
– Other (1)	7	*		7
Adjusted EBITDA (2)	762	334		1,096

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other (1)				7
Profit before income tax				241

*	Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2014	2015	2014	2015	2015	2015
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,017	955	166	287	244	74
Income tax paid	(66)	(33)	(5)	(2)	(8)	(1)
Net cash provided by operating activities	951	922	161	285	236	73

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(287)	(216)	(59)	(37)	(55)	(9)
Acquisition of intangible assets	(145)	(143)	(31)	(19)	(37)	(5)
Interest received	4	3	1	1	1	*
Proceeds from sale of property and equipment	1	1	1	1	*	*
Investment in PHI		(1)		(1)	*	*
Proceeds from (repayment of) derivative financial instruments, net	(4)	*	(2)	*	*	*
Net cash used in investing activities	(431)	(356)	(90)	(55)	(91)	(14)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	2	*	2	*	*	*
Interest paid	(131)	(137)	(50)	(58)	(35)	(15)
Non-current borrowings received	200	675	200		173
Repayment of non-current borrowings	(100)	(533)		(356)	(137)	(91)
Repayment of notes payables	(309)	(308)	(309)	(308)	(79)	(79)
Net cash used in financing activities	(338)	(303)	(157)	(722)	(78)	(185)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	182	263	(86)	(492)	67	(126)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	481	663	749	1,418	170	363

CASH AND CASH EQUIVALENTS AT END OF PERIOD	663	926	663	926	237	237

*	Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2014	2015	2014	2015	2015	2015
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit (loss) for the period	162	(40)	24	(65)	(10)	(17)
Adjustments for:
Depreciation and amortization (including impairment)	652	641	163	174	165	45
Amortization (including impairment) of deferred expenses - Right of use	37	112	9	85	28	21
Amortization of employee share based compensation	8	17	4	7	4	2
Liability for employee rights upon retirement, net	(3)	(12)	(1)	(10)	(3)	(3)
Finance costs, net	4	(8)	(2)	(9)	(2)	(2)
Change in fair value of derivative financial instruments	7	(2)	2	(1)	(1)	*
Interest paid	131	137	50	58	35	15
Interest received	(4)	(3)	(1)	(1)	(1)	*
Deferred income taxes	4	(40)	5	(39)	(10)	(10)
Income tax paid	66	33	5	2	8	1
Capital loss (gain) from property and equipment	(1)	*	(1)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(26)	(183)	(137)	28	(47)	7
Other	8	(13)	12	(9)	(3)	(2)
Increase (decrease) in accounts payable and accruals:
Trade	44	(5)	69	(58)	(2)	(15)
Other payables	(4)	(12)	3	(31)	(3)	(8)
Provisions	(9)	19	(5)	11	5	3
Deferred revenues with respect to settlement agreement with Orange		325		175	83	45
Other deferred revenues	(2)	(6)		1	(1)	*
Increase in deferred expenses - Right of use	(22)	(34)	(8)	(12)	(9)	(3)
Current income tax liability	10	11	3	10	3	2
Decrease (increase) in inventories	(45)	18	(28)	(29)	5	(7)
Cash generated from operations	1,017	955	166	287	244	74

*	Representing an amount of less than 1 million.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q4' 13	Q1' 14	Q2' 14	Q3' 14	Q4' 14	Q1' 15	Q2' 15	Q3' 15	Q4' 15	2014	2015
Cellular Segment Service Revenues	719	680	667	658	613	579	581	587	550	2,618	2,297
Cellular Segment Equipment Revenues	196	220	218	218	282	277	271	234	269	938	1,051
Fixed-Line Segment Service Revenues	258	247	248	259	250	232	226	225	223	1,004	906
Fixed-Line Segment Equipment Revenues	9	7	7	22	18	18	16	12	22	54	68
Reconciliation for consolidation	(55)	(51)	(53)	(55)	(55)	(52)	(50)	(52)	(57)	(214)	(211)
Total Revenues	1,127	1,103	1,087	1,102	1,108	1,054	1,044	1,006	1,007	4,400	4,111
Gross Profit from Equipment Sales	19	45	58	64	61	59	67	52	61	228	239
Operating Profit (Loss)	103	99	118	110	73	56	67	32	(48)	400	107
Cellular Segment Adjusted EBITDA	199	199	211	191	161	148	160	137	152	762	597
Fixed-Line Segment Adjusted EBITDA	83	75	80	91	88	79	76	59	65	334	279
Total Adjusted EBITDA	282	274	291	282	249	227	236	196	217	1,096	876
Adjusted EBITDA Margin (%)	25%	25%	27%	26%	22%	22%	23%	19%	22%	25%	21%
OPEX	675	661	642	657	630	604	601	650	608	2,590	2,463
Impairment charges									98		98
Income with respect to settlement agreement with Orange								23	38		61
Finance costs, net	38	24	49	50	36	18	46	40	39	159	143
Profit (loss)	46	52	46	40	24	25	9	(9)	(65)	162	(40)
Capital Expenditures (cash)**	107	113	98	128	89	127	110	62	55	428	354
Capital Expenditures (additions)***	146	78	93	118	145	50	84	51	86	434	271
Free Cash Flow	278	145	192	112	71	21	24	291	230	520	566
Free Cash Flow After Interest	209	139	123	106	21	8	(28)	277	172	389	429
Net Debt	3,000	2,849	2,735	2,637	2,612	2,581	2,626	2,355	2,175	2,612	2,175
Cellular Subscriber Base (Thousands)	2,956	2,936	2,914	2,894	2,837	2,774	2,747	2,739	2,718	2,837	2,718
Post-Paid Subscriber Base (Thousands)	2,133	2,137	2,138	2,145	2,132	2,112	2,112	2,136	2,156	2,132	2,156
Pre-Paid Subscriber Base (Thousands)	823	799	776	749	705	662	635	603	562	705	562
Cellular ARPU (NIS)	81	77	76	76	71	69	70	71	67	75	69
Cellular Churn Rate (%)	10.7%	11.6%	11.4%	12.0%	11.5%	12.7%	10.9%	10.8%	11.1%	47%	46%
Number of Employees (FTE)	4,045	3,826	3,736	3,683	3,575	3,535	3,354	3,017	2,882	3,575	2,882

*	See first page for definitions.
**	Cash capital expenditures in property and equipment and intangible assets, excluding capitalized subscriber acquisition and retention cost, net.
***	Additions to property and equipment and intangible assets during the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: March 14, 2016